Financial
CONTENT

400 Oyster Point Blvd., Suite 435
South San Francisco, CA 94080
Telephone: 650.837.9850
Facsimile:  650.745.2677
www.financialcontent.com


February 16, 2006

Securities and Exchange Commission                       BY FACSIMILE
Division of Corporate Finance                            TOTAL NO. OF PAGES: 4
Washington, D.C. 20549                                   FAX NO.: 1-202-772-9205
Attn: Robert Carroll                                     CONFIRMATION BY EDGAR



         Re:      FinancialContent, Inc.
                  Form 10-KSB for Fiscal Year Ended June 30, 2005
                  Filed October 4, 2005

Dear Mr. Carroll:

I write to respond to your verbal comments made during our telephone conversation of February 10, 2006 in regards to the abovereferenced matter.

Note 6 - D. Preferred Stock Issuances, page F-28

1. In regards to prior comment 9, in connection with our issuance of Series A Convertible Preferred Stock on July 18, 2003, Series B Convertible Preferred Stock on July 31, 2003, and Series C Convertible Preferred Stock on January 2, 2004, as such dates we have determined pursuant to EITF 98-5 as amended by EITF 00-27, the Company did not add to its loss amounts the value of the beneficial conversion feature of such preferred shares in the years ended June 30, 2004 in calculating loss from continuing operations per common share and net loss per common share for such period, or adjust such calculation following completion of the independent valuation in fiscal year 2004. This resulted in an understatement of net loss per common share for that period. The effect on earnings per share for the year ended June 30, 2004 is a decrease of $0.31 per share from $0.19 per share to $0.50 per share.

The Company has recorded a charge of $2,730,339 to accumulated deficit with a corresponding offset to `additional paid in capital' to reflect an imputed dividend to said preferred shareholders for the value of this conversion feature and will amend its 10-KSB for the fiscal year ended June 30, 2005, accordingly along with the other changes, within the next ten (10) business days.

A schedule showing the adjustments is attached hereto.

Please call if you have any questions or wish to discuss this matter further.

Very truly yours,

/s/ Dave Neville
---------------------------
General Counsel
FinancialContent, Inc.

[Schedules faxed previously. EDGAR confirmation of letter submitted without enclosures.]